UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CHINA CERAMICS CO., LTD.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G2113X100

(CUSIP Number)

David M. Knott 485 Underhill Boulevard, Suite 205 Syosset, New York 11791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. G2113X100

1	NAMES OF REPORTING PERSONS: David M. Knott I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,259,081
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,259,081
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,259,081
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.90% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

CUSIP No. G2113X100

1	NAMES OF REPORTING PERSONS: Dorset Management Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-2873658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,259,081
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,259,081
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,259,081
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.90%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

CUSIP No. G2113X100

1	NAMES OF REPORTING PERSONS: Knott Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-2835793
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 672,400
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 672,400
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 672,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.68%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

CUSIP No. G2113X100

1	NAMES OF REPORTING PERSONS: Knott Partners Offshore Master Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 41-222-1142
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 356,681
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 356,681
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 356,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.95%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

Amendment No. 1 to Schedule 13D

This statement on Schedule 13D/A amends and supplements the Schedule 13D dated September 26, 2011 (the “Schedule 13D”) filed by David M. Knott, Dorset Management Corporation, Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P., with respect to the Ordinary Shares of China Ceramics Co., Ltd. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On February 22, 2012, the Reporting Persons notified James D. Dunning, Jr., Alan G. Hassenfeld, Gregory E. Smith (the “Former Group Members”) that the Reporting Persons were terminating their arrangement to participate as a member of the group, effective immediately. As a result of the termination of their arrangement, as of February 22, 2012, the Reporting Persons have ceased acting collectively with the Former Group Members and the Reporting Persons do not consider the Former Group Members and the Reporting Persons to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. The Reporting Persons reserve all rights to take such actions with respect to their investment in the Issuer as previously set forth in Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the close of business on February 22, 2012, the Reporting Persons beneficially own an aggregate of 1,259,081 Ordinary Shares, representing approximately 6.90% of the Ordinary Shares outstanding.

As a result of the termination of the arrangement described in Item 4, the Reporting Persons are no longer members of a group and have ceased acting collectively with the Former Group Members within the meaning of Rule 13d-5(b) of the Act. Accordingly, the Ordinary Shares reported herein as being beneficially owned by the Reporting Persons does not include any securities held by the Former Group Members, their affiliates, or any other person or entity other than the various accounts under the Reporting Persons’ management and control. The Former Group Members report their beneficial ownership on separate Schedule 13Ds.

On January 26, 2012, the Reporting Person Knott Partners purchased 64,000 Ordinary Shares in a cross trade through a broker dealer at a price of $3.225 per share from the Partnerships and certain other Managed Accounts of the Reporting Persons. Also on January 26, 2012, the Reporting Person Knott Offshore sold 12,400 Ordinary Shares in a negotiated cross trade through a broker dealer at a price of $3.225 per share to Knott Partners.

(c) Except for the transactions reported in this Statement, the Reporting Persons have not been involved in any transactions involving the Ordinary Shares in the last 60 days. To the best knowledge of the Reporting Persons, none of the Reporting Persons’ executive officers, directors or general partners (as applicable) has effected any transactions involving the Ordinary Shares within the past 60 days.

(d) The Reporting Persons do not know of any other persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

As described in Item 4, the Reporting Persons notified the Former Group Members that the Reporting Persons were terminating their arrangement to participate as a member of the group, effective immediately.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2012

/s/ David M. Knott
DAVID M. KNOTT

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

KNOTT PARTNERS, L.P.

By:	Knott Partners Management, LLC,
Its managing general partner

By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.
By:	Knott Partners Management, LLC,
Its sole general partner

By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member